Direct Line: 212.859.8136 Fax: 212.859.4000 bagneje@ffhsj.com

May 18, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter, dated May 4, 2007, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2007.

The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter.  Page references in the responses below are to the 2006 Form 10-K.

Management’s Discussion and Analysis
Critical Accounting Policies
Third Party Reimbursement, page 45

1.
Please provide us with the information that follows, in a disclosure type format, regarding the $65 million pre-tax charge that you recorded to your allowance for doubtful accounts during the period ended September 30, 2006.

s
As you identify the charge as a change in estimate, expand your discussion of the new information, as discussed in paragraph 2 d. of SFAS No. 154, which led you to revise your methodology for calculating your allowance for doubtful accounts with respect to both your self-pay balances and other payors.  It is unclear why you feel the increase in self-pay volume that you experienced in the third quarter is a trend you feel will persist.  Additionally, please specify how this trend impacts your methodology with respect to other payor classes.

The Company regularly reviews the adequacy of its allowance for doubtful accounts by, among other things, monitoring its historical cash receipts as a percentage of trailing twelve months net revenues less provision for bad debts, and analyzing current period net revenues and admissions by payor.  During the third quarter of 2006, the Company’s same-store self-pay admissions were 8.1% of total same store admissions.  This represented the highest same-store self-pay admissions as a percentage of total same-store admissions experienced by the Company since at least December 31, 2002.  Also, self-pay revenues as a percentage of total revenues were 12.1% for the three months ended September 30, 2006 as compared to 11.7% for the three months ended September 30, 2005.  In addition, during the third quarter of 2006, the Company noted a significant decline in cash receipts as a percentage of trailing twelve month net revenues less provision for bad debts, from that experienced during the calendar years 2002 through 2005.  The Company believes these occurrences were the result of current economic trends, including an increase in the number of individuals without medical insurance, reduced enrollment under Medicaid programs such as TennCare (which resulted in an increase in uninsured patients) and the trend by private insurers and employers of increasing insured patients’ portion of their healthcare expenditures, primarily in the form of higher deductibles and co-payments.  The third quarter 2006 increase in self-pay volume and decrease in collection percentages caused the Company to reconsider the manner in which it estimates its allowance for doubtful accounts since a greater percentage of its total accounts receivable balance was now exposed to increased collection risk.  No similar change in trends or risk was identified in connection with third party insured accounts such as Medicare, Medicaid, managed care and other third party payors.  Therefore, the Company conducted a detail review and analysis of the adequacy of its allowance for doubtful accounts.  As a result, the Company increased its provision for bad debts by $65 million in order to maintain an adequate allowance for doubtful accounts as of September 30, 2006.

In conjunction with recording this increase to the allowance and as a result of the aforementioned review and analysis of its allowance for doubtful accounts, the Company changed its methodology for estimating its allowance for doubtful accounts effective September 30, 2006.   Under this revised methodology, the Company began reserving as an allowance for doubtful accounts a percentage of all self-pay accounts without regard to aging category, based on collection history, adjusted for expected recoveries and, if present, anticipated changes in trends.  For all other payor categories, the Company began reserving 100% of all accounts aging over 365 days from the date of discharge.

In response to the Staff’s question about the trend of increasing self-pay volume, the Company notes that although uninsured and underinsured patients continue to be an industry-wide issue in certain markets, the Company does not necessarily anticipate a significant amount of continuing increase in self-pay volume or deterioration in the collectibility of its self-pay business.  In particular, the participants disenrolled from the TennCare program, many of whom have become self-pay patients, have been disenrolled for one year; therefore their impact will now be present in comparable periods.   However, whether trends in self-pay volume and collections continue to deteriorate or improve, the Company believes its revised methodology provides a better approach to estimating its allowance for doubtful accounts as it is more responsive to changes in payor mix and historical collection patterns in the event such changes occur.  The revised methodology and the adequacy of resulting estimates will continue to be reviewed by monitoring historical cash collections as a percentage of trailing twelve month net revenues less provision for bad debts, as well as by analyzing current period net revenue and admission by payor classification, aged accounts receivable by payor, days revenue outstanding, and the impact of recent acquisitions and dispositions.

s
Please clarify the difference between your previous methodology for other payor classes of reserving for “all accounts receivable greater than 150 days” and your current methodology of reserving for accounts aging “over 365 days from the date of discharge”.   Based on your current disclosure it appears that you now only reserve for accounts aging over 365 days from the date of discharge for other payor classes.  Tell us how you determined your new methodology is appropriate in relation to the new information you analyzed in the third quarter of 2006.

Prior to September 30, 2006, the Company did not provide reserves by payor category but estimated bad debts as a consolidated provision for total accounts receivable.  This estimate of its allowance for doubtful accounts was calculated by reserving all accounts aging over 150 days from date of discharge, without regard to payor class.  The Company collects substantially all third-party insured receivables, including those from managed care and governmental agencies. Therefore, by reserving all amounts greater than 150 days from discharge without regard to payor class, the Company had included in the reserve some accounts that were collectible.  This had the effect of compensating for those self-pay accounts less than 150 days from discharge that may not have been collectible.   Based upon our reviews of adequacy of the allowance for doubtful accounts, for periods prior to September 30, 2006 this methodology had provided us with a reasonable estimate of the total allowance for doubtful accounts.

The deteriorating trends in self-pay volume and cash receipt percentages noted during the third quarter of 2006 were related to the self-pay account category and not to the third party insured payor category.  As a result of these changing trends the Company changed its methodology to estimate its allowance for doubtful accounts by reserving a percentage of all self-pay accounts receivable without regard to aging category, based on collection history, adjusted for expected recoveries and, if present, anticipated changes in trends.  For all other payor categories, the Company began reserving 100% of all accounts aging over 365 days from the date of discharge.   For various reasons, such as administrative or billing errors, an immaterial amount of third party insured receivables aged beyond one year from the date of discharge are not collected.  The Company has determined any of these accounts remaining outstanding over 365 days from discharge should therefore also be reserved as uncollectible.  As of December 31, 2006 the balance of all third party insured receivables over 365 days from discharge were only $1.0 million, representing an immaterial component of our allowance for doubtful accounts. The Company believes this revised methodology is a better approach to estimating its allowance for doubtful accounts as it is more responsive to changes in trends and will better enable the Company to determine whether there has been another change in its ability to collect its accounts receivable.

s	Please disclose the percentage reserved for self-pay in each period.

The total allowance for doubtful accounts, as reported in the consolidated financial statements, as a percentage of self-pay receivables was approximately 64% at December 31, 2006 and 54% at December 31, 2005. Of the total reserve balance of $465.6 million at December 31, 2006, only $1.0 million related to third party insured receivables, which represents an immaterial component of our allowance for doubtful accounts.

Attached as Exhibit B is a form of enhanced disclosures the Company proposes to provide in its second quarter Form 10-Q, marked for changes from the disclosures currently provided in its 2006 Form 10-K.

The Company has advised us that it acknowledges that:

s	the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 Form 10-K;
s	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K; and
s	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company’s acknowledgment as to the foregoing.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136 or Shawn Creedon at (212) 859-8742.

Sincerely,

/s/ Jeffrey Bagner

Jeffrey Bagner

cc:  Amy C. Bruckner (Securities and Exchange Commission)
   Rachel A. Seifert (Community Health Systems, Inc.)

Exhibit A

May 18, 2007

[Community Health Systems, Inc. Letterhead]

In response to the comment letter, dated May 4, 2007, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the 2006 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board, President
and Chief Executive Officer

/s/ W. Larry Cash
W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director

/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate
Controller

Exhibit B

Management’s Discussion and Analysis
Critical Accounting Policies
Allowance for Doubtful Accounts, page 45

Allowance for Doubtful Accounts

During the third quarter of 2006, our same-store self-pay admissions were 8.1% of total same store admissions.  This represented the highest same-store self-pay admissions as a percentage of total same-store admissions experienced by the Company since at least December 31, 2002.  Also during this same period we experienced lower cash collections as a percentage of trailing twelve month net revenues less provision for bad debts.  The Company believes these occurrences were the result of current economic trends, including an increase in the number of individuals without medical insurance, reduced enrollment under Medicaid programs such as TennCare (which resulted in an increase in uninsured patients) and the trend by private insurers and employers of increasing insured patients’ portion of their healthcare expenditures, primarily in the form of higher deductibles and co-payments.  The third quarter 2006 increase in self-pay volume and decrease in collection percentages caused the Company to reconsider the manner in which it estimates its allowance for doubtful accounts since a greater percentage of its total accounts receivable balance was now exposed to increased collection risk.  No similar change in trends or risk was identified in connection with third party insured accounts such as Medicare, Medicaid, managed care and other third party payors.  We believed these trends reflected an increased collection risk from self-pay accounts, and as a result, we performed a review and analysis of the adequacy of our allowance for doubtful accounts.  Therefore, the Company conducted a detail review and analysis of the adequacy of its allowance for doubtful accounts.  Based on this analysis, we recorded a change in estimate to increase our allowance for doubtful accounts by $65 million on our September 30, 2006 balance sheet and a corresponding $65 million pre-tax increase to our provision for bad debts, resulting in a $40 million after-tax reduction in income from continuing operations.

Self-pay revenues represented approximately •% and •% of our net operating revenue for the three months ended June 30, 2007 and 2006, respectively, and •% and •% for the six months ended June 30, 2007 and 2006, respectively.  Although uninsured and underinsured patients continue to be an industry-wide issue in certain markets, we do not anticipate a significant amount of continuing deterioration in our self-pay business primarily because the participants disenrolled in the TennCare program have now been disenrolled for more than one year.

Substantially all of our accounts receivable are related to providing healthcare services to our hospitals’ patients.  Collection of these accounts receivable is our primary source of cash and is critical to our operating performance.  Our primary collection risks relate to uninsured patients and outstanding patient balances for which the primary insurance payor has paid some but not all of the outstanding balance, with the remaining outstanding balance (generally deductibles and co-payments) owed by the patient.  At the point of service, for patients required to make a co-payment, we generally collect less than 10% of the related revenue.  For all procedures scheduled in advance, our policy is to verify insurance coverage prior to the date of the procedure.  Insurance coverage is not verified in advance of procedures for walk-in and emergency room patients.

Effective September 30, 2006, we began estimating the allowance for doubtful accounts by reserving a percentage of all self-pay accounts receivable without regard to aging category, based on collection history, adjusted for expected recoveries and, if present, anticipated changes in trends. Since we have historically collected substantially all third party insured accounts receivable, which includes receivables from governmental agencies, within one year of the date of discharge, ~~For all other payor categories the Company~~ we began reserving 100% of only those third party insured ~~all~~ accounts aging over 365 days from the date of discharge.  The percentage used to reserve for all self-pay accounts is based now on our specific collection history for self-pay accounts.  ~~We believe that we collect substantially all of our third-party insured receivables which include receivables from governmental agencies.~~  Previously, we estimated the allowance for doubtful accounts by reserving all accounts aging over 150 days from the date of discharge, without regard to payor class.  We believe the revised methodology provides a better approach to reflect changes in payor mix and historical collection patterns and to respond to changes in trends and will be more responsive to changes in those factors that impact the collectibility of our accounts receivable.  Collections are impacted by the economic ability of patients to pay and the effectiveness of our collection efforts.  Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage could affect our collection of accounts receivable.  We also review our overall reserve adequacy by monitoring historical cash collections as a percentage of trailing net revenue less provision for bad debts, as well as by analyzing current period net revenue and admissions by payor classification, aged accounts receivable by payor, days revenue outstanding, and the impact of recent acquisitions and dispositions.

Our policy is to write-off gross accounts receivable if the balance is under $10.00 or when such amounts are placed with outside collection agencies.  We believe this policy accurately reflects the ongoing collection efforts within the Company and is consistent with industry practices.  We had approximately $• million and $834 million at June 30, 2007 and December 31, 2006, respectively, being pursued by various outside collection agencies.  We expect to collect less than 4%, net of estimated collection fees, of the amounts being pursued by outside collection agencies.  As these amounts have been written-off, they are not included in our gross accounts receivable or our allowance for doubtful accounts.  However, we take into consideration estimated collections of these amounts written-off in evaluating the reasonableness of our allowance for doubtful accounts.

Days revenue outstanding was • days at June 30, 2007 and 62 days at December 31, 2006.  The change in our methodology of estimating our allowance for doubtful accounts reduced our days revenue outstanding by approximately 5 days.  This decrease was [explanation of difference, if any].  After giving effect to the change in our methodology of estimating our allowance for doubtful accounts, our target range for days revenue outstanding is 57 – 62 days.

Total gross accounts receivables (prior to allowance for contractual adjustments and doubtful accounts) were $• as of June 30, 2007, and $2,273,194 as of December 31, 2006.   The approximate percentage of total gross accounts receivable (prior to allowance for contractual adjustments and doubtful accounts) summarized by aging categories is as follows:

	As of	As of
	June 30,	December 31,
	2007	2006
0 – 60 days		63.3%
60 – 150 days		17.1%
150 – 360 days		6.5%
Over 360 days		12.7%
Total		100.0%

The approximate percentage of total gross accounts receivable (prior to allowances for contractual adjustments and doubtful accounts) summarized by payor is as follows:

	As of	As of
	June 30,	December 31,
	2007	2006
Insured receivables
Self-pay receivables
Total

The total allowance for doubtful accounts, as reported in the condensed consolidated financial statements, as a percentage of self-pay receivables, net of other contractual allowance discounts, was approximately •% at June 30, 2007 and 64%at December 31, 2006. The portion of the total allowance for doubtful accounts related to third party insured receivables is immaterial.